UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Notice of 2018 Annual and Special General Meeting of Shareholders

On November 20, 2018, Gazit-Globe Ltd. (the “Company”), published with the Tel Aviv Stock Exchange (the “TASE”) and the Israeli Securities Authority (the “ISA”) a notice convening the Company’s 2018 annual and special general meeting of shareholders (the “Shareholder Meeting”), which is scheduled to take place on Thursday, December 27, 2018 at 3 p.m. (Israel time) at the offices of the Company at 10 Nissim Aloni Street, Tel Aviv, Israel.

The agenda for the Shareholder Meeting will consist of the following items:

1.	Discussion of the Company’s annual report (including financial statements) for the year ended December 31, 2017 (this item will not be voted upon by the Company’s shareholders).

2.	Re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s external auditor and authorization of the Company’s board of directors (the “Board”) to set the fees to be paid to such auditor.

3.	Re-election of all current members of the Board (other than the external directors)— consisting of Messrs. Chaim Katzman, Ehud Arnon, Dor J. Segal, Haim Ben-Dor and Douglas Sesler, and Ms. Zehavit Cohen— as directors, for a term extending until the annual general meeting of shareholders in 2019.

4.	Re-election of Mr. Ronnie Bar-On as an external director, for a three-year term that will begin on May 1, 2019, and approval of the terms of his service.

5.	Election of Ms. Limor Shofman Gutman as an external director, for a three-year term that will begin on January 1, 2019, and approval of the terms of her service.

6.	Election of Mr. Samuel Hauser as an external director, for a three-year term that will begin on January 1, 2019, and approval of the terms of his service.

7.	Approval of payment of cash compensation to the Company’s directors (other than external directors, non-affiliated directors and directors affiliated with the controlling shareholder) for service as directors of the Company’s wholly-owned subsidiaries.

8.	Approval of exemption from liability for a three-year period for Mr. Zvi Gordon, the Company’s VP of Investments and son-in-law of Mr. Chaim Katzman, the Company’s Chairman of the Board and controlling shareholder, in respect of Mr. Gordon’s service as an officer of the Company, in accordance with the Company's compensation policy.

Approval of each of the above proposals (other than Proposal/Item 1, for which there will be no vote) requires the affirmative vote of the holders of a majority of the voting power represented at the Shareholder Meeting in person or by proxy and voting on the proposal (excluding abstentions and broker non-votes). In addition to the foregoing simple majority requirement, under the Israeli Companies Law, 5759-1999 (the “Companies Law”), the approval of each of Proposals 4, 5, 6 and 8 also requires that either:

•	the majority voted in favor of the proposal includes a majority of the ordinary shares that are voted at the meeting, excluding abstentions, held by non-controlling shareholders who do not have a conflict of interest (referred to as a “personal interest” under the Companies Law) (except, in the case of Proposals 4, 5 and 6, for a conflict of interest that does not arise from a relationship with a controlling shareholder) in the approval of the proposal; or

•	the total number of ordinary shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting power in the Company.

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The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 35% of the voting rights in the Company constitutes a quorum for purposes of the Shareholder Meeting. In the absence of the requisite quorum of shareholders at the Shareholder Meeting, the meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company’s articles of association. At such adjourned meeting, if the foregoing quorum is not present within half an hour of the time designated for the meeting, the presence of at least two shareholders in person or by proxy holding, in the aggregate, at least 25% of the voting rights in the Company will constitute a quorum.

Whether or not you plan to attend the Shareholder Meeting, it is important that your shares be represented and voted at the meeting. Accordingly, after reading this Notice of 2018 Annual and Special General Meeting of Shareholders and the proxy statement that will be sent to you, please mark, date, sign and mail the voting instruction form that will accompany the proxy statement as promptly as possible in the stamped envelope that will be provided to you, or please follow the instructions for voting sent to you electronically.

The record date for the Shareholder Meeting has been set as Tuesday, November 27, 2018. Following that date, the Company will distribute or make available to all shareholders of record as of that date-- including underlying beneficial shareholders holding their ordinary shares in “street name” through members of the New York Stock Exchange (the “NYSE”))— a proxy card or voting instruction form for submitting a vote on the above-listed agenda items (other than Proposal/Item 1, for which there will be no vote). The proxy card or voting instruction form will be accompanied—in the case of shareholders holding their ordinary shares through members of the NYSE— by an English-language proxy statement that provides further information concerning the proposals and various logistical matters related to the Shareholder Meeting and the voting procedure.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit a position statement on its behalf, expressing its position on an agenda item for the Shareholder Meeting, to the Company’s offices, at 10 Nissim Aloni Street, Tel Aviv, Israel, Attention: Ms. Revital Kahlon, Legal Counsel and Company Secretary, email: RKahlon@gazitgroup.com, no later than December 17, 2018. Any position statement received will be furnished to the SEC in a Report of Foreign Private Issuer on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: November 22, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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